Exhibit 2.1

Summary of Business Results for the Year Ending February 28, 2026

[IFRS] (Consolidated)

April 14, 2026

Company	create restaurants holdings inc.	Listed on the TSE
Stock Code	3387 URL: https://www.createrestaurants.com
Representative	Jun Kawai, President
Contact	Genta Ohuchi, Director, CFO	T E L: +81-3-5488-8022
Expected date of annual shareholders’ meeting: May 27, 2026 Expected starting date of dividend payment: May 13, 2026
Expected date of filing of annual securities report: May 26, 2026
Preparation of supplementary financial document: Yes
Briefing of Financial Results: Yes (for institutional investors and analysts)

(Rounded down to million yen)

1.	Consolidated business results for the fiscal year ending February 2026 (March 1, 2025 through February 28, 2026)

(1) Consolidated results of operations　　　　　　　　　　　　 (% change from the previous corresponding period)

	Revenue		Operating profit		Profit before taxes		Profit for the year		Profit attributable to owners of parent		Total comprehensive profit for the year
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Year ending Feb. 2026	165,449	5.8	7,944	-6.6	7,861	2.6	5,218	-16.2	4,677	-16.3	5,770	-6.4
Year ending Feb. 2025	156,354	7.3	8,504	20.2	7,659	15.5	6,228	11.0	5,590	10.9	6,164	-2.3

	Basic earnings per share	Diluted earnings per share	Profit ratio to total equity attributable to owners of parent	Profit before taxes ratio to total assets	Operating income ratio to revenue
	Yen	Yen	%	%	%
Year ending Feb. 2026	11.11	11.11	11.1	5.7	4.8
Year ending Feb. 2025	13.29	13.29	14.7	5.7	5.4

(Ref.) Adjusted EBITDA:	Year ending February 28, 2026: 26,271 million yen (0.6%)
Year ending February 28, 2025: 26,124 million yen (2.1%)

(Note 1)	“Basic earnings per share” is calculated based on “Profit attributable to owners of parent.”

(Note 2)	Adjusted EBITDA is disclosed as a useful comparative information on the business performance of the Group. For definitions and calculation methods of adjusted EBITDA, please refer to “1. Summary of operating results, etc., (1) Summary of operating results for the current fiscal year” on page 3 of the attached document.

(Note 3)	The Company conducted a 2-for-1 stock split effective September 1, 2025, and accordingly, basic earnings per share and diluted earnings per share are calculated on the assumption that the stock split had been conducted at the beginning of the previous fiscal year.

(2) Consolidated financial position

	Total assets	Total equity	Equity attributable to owners of parent	Ratio of equity attributable to owners of parent	Equity per share attributable to owners of parent
	Million yen	Million yen	Million yen	%	Yen
As of Feb. 2026	139,669	47,888	43,769	31.3	104.00
As of Feb. 2025	137,168	43,989	40,167	29.3	95.44

(Note)

The Company conducted a 2-for-1 stock split effective September 1, 2025, and accordingly, equity attributable to owners of parent per share is calculated on the assumption that the stock split had been conducted at the beginning of the previous fiscal year.

(3) Consolidated results of cash flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at the end of period
	Million yen	Million yen	Million yen	Million yen
Year ending Feb. 2026	23,002	-5,822	-21,340	17,497
Year ending Feb. 2025	25,991	-9,199	-16,657	21,474

2.	Dividends

	Annual dividend					Total dividend (Total)	Dividend payout ratio (Consolidated)	Ratio of dividends to equity attributable to owner of parent (Consolidated)
	End of 1Q	End of 2Q	End of 3Q	Year-end	Total
Year ending Feb. 2025 Year ending Feb. 2026	Yen - -	Yen 4.00 4.50	Yen - -	Yen 4.00 2.25	Yen 8.00 -	Million yen 1,697 1,909	% 30.1 40.5	% 4.4 4.5
Year ending Feb. 2027 (forecast)	-	2.50	-	2.50	5.00		-

(Note 1)	Revisions to dividend forecast for the current period: None

(Note 2)	Conducted a stock split at a ratio of 2 shares per share with the effective date of September 1, 2025. Therefore, for the fiscal year ending February 28, 2026, the amount is stated based on the effect of the stock split, and the total annual dividend per share is “-”. Without taking into account the stock split, the year-end dividend per share for the fiscal year ending February 28, 2026 will be 4.50 yen per share, and the full-year payment will be 9.00 yen per share.

3．	Forecast of Consolidated Financial Results for the fiscal year ending February 2027 (March 1, 2026 through February 28, 2027)

(% change from the previous corresponding period)

	Revenue		Operating profit		Profit before taxes		Profit for the year		Profit attributable to owners of parent		Basic profit per share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Year ending Feb. 2027	171,000	3.4	9,000	13.3	8,000	1.8	6,000	15.0	5,700	21.9	13.54

(Ref.) Adjusted EBITDA: Year ending February 28, 2027 (Forecast): 27,100 million yen (3.2%)

*Notes

(1)	Significant changes in the scope of consolidation during the period: Yes

New 2 (Company name)	Noroshi Co., Ltd.	Exclusion 2 (Company name)	YUNARI Co., Ltd.
	Tecona Bagel inc.		Noroshi Co., Ltd.

(2)	Changes in accounting policies and accounting estimates

1) Changes in accounting policies required by IFRS 2) Changes in accounting policies other than 1) 3) Changes in accounting estimates	: Yes : None : None

(3)	Shares outstanding (common stock)

1)	Number of shares outstanding at the end of the period (including treasury stock)

As of February 2026 As of February 2025	425,628,568 shares 425,628,568 shares

2)	Treasury stock at the end of the period

As of February 2026 As of February 2025	4,604,000 shares 4,774,200 shares

3)	Average number of stock during the period (cumulative period)

Year ending February 2026 Year ending February 2025	420,820,386 shares 420,760,238 shares

(Note 1)

Treasury stocks to be deducted from the calculation of the number of treasury stock at the end of the period and the average number of shares during the period (cumulative period), includes our shares owned by The Custody Bank of Japan, Ltd. (trust account) as trust assets related to the Employee Incentive Plan “Trust-type ESOP for Employees.”

(Note 2)	The Company conducted a 2-for-1 stock split effective September 1, 2025, and accordingly, the number of shares outstanding at the end of the period, treasury stock at the end of the period and the average number of stock during the period are calculated on the assumption that the stock split had been conducted at the beginning of the previous fiscal year.

(Ref.) Summary of non-consolidated business results

1.	Non-consolidated business results for the fiscal year ending February 2026
(March 1, 2025 through February 28, 2026)

(1) Non-consolidated results of operations　　　　　　　　　 (% change from the previous corresponding period)

	Net sales		Operating income		Ordinary income		Net income
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Year ending Feb. 2026	7,291	13.9	1,747	-0.6	2,401	-23.1	1,828	-23.9
Year ending Feb. 2025	6,400	14.1	1,757	16.4	3,123	3.2	2,400	-69.4

	Net Income Per share	Diluted net income per share
	Yen	Yen
Year ending Feb. 2026	4.34	-
Year ending Feb. 2025	5.71	-

(Note)

The Company conducted a 2-for-1 stock split effective September 1, 2025, and accordingly, basic net income per share is calculated on the assumption that the stock split had been conducted at the beginning of the previous fiscal year.

(2) Non-consolidated financial position

	Total assets	Net assets	Equity ratio	Net assets per share
	Million yen	Million yen	%	Yen
As of Feb. 2026	65,570	35,143	53.6	83.47
As of Feb. 2025	68,886	35,062	50.9	83.31

(Ref.) Equity:

As of February 2026: 35,143 million yen

As of February 2025: 35,062 million yen

(Note)	The Company conducted a 2-for-1 stock split effective September 1, 2025, and accordingly, net assets per share is calculated on the assumption that the stock split had been conducted at the beginning of the previous fiscal year.

*Financial summary is not subject to auditing procedures by certified public accountants or auditing firms.

*Explanation regarding appropriate use of business forecasts and other special instructions

(1)	Our Group adopts International Financial Reporting Standards.

(2)	Forecasts regarding future performance in this material are based on information currently available to the Company and certain assumptions that the company deems to be reasonable at the time this report was prepared. Actual results may differ significantly from the forecasts due to various factors. Please refer to page 5 of the attached document, “1. Summary of business results, etc. (4) Future outlook” for the precautions for using the prerequisites for business forecasts.

○ Table of contents of the appendix

1.	Summary of operating results	2
	(1) Summary of operating results for the current fiscal year	2
	(2) Summary of financial condition for the current fiscal year	4
	(3) Summary of cash flow in the current fiscal year	4
	(4) Future outlook	5
2.	Basic Policies regarding the selection of accounting standards	5
3.	Consolidated financial statements and major notes	6
	(1) Consolidated statements of financial position	6
	(2) Consolidated statement of income and consolidated statement of comprehensive income	8
	(3) Consolidated statements of changes in equity	10
	(4) Consolidated statement of cash flows	12
	(5) Notes on the consolidated financial statements	14

1. Summary of operating results

(1) Summary of operating results for the current fiscal year

1)	Consolidated business results for the current fiscal year

During the fiscal year under review, the Japanese economy showed a gradual recovery trend amid continued improvement in the employment and income situation. On the other hand, the outlook remains unpredictable. In addition to the uncertain political and economic situation overseas and the prolonged geopolitical risk, the domestic economy is also affected by the sluggish growth of real wages due to inflation and changes in consumer sentiment affecting spending trends.

In the restaurant industry, inbound demand remained strong due to an increase in foreign tourists visiting Japan. Nevertheless, the industry as a whole is experiencing a sluggish growth in the number of consumers, as consumers increasingly tighten their spending choices, such as by establishing “selective consumption” as a result of rising prices. In particular, the business environment remained challenging, with a delay in the recovery in the number of customers observed in alcohol-based business categories. At the same time, the cost environment surrounding the restaurant industry has remained at a structurally high level, as evidenced by soaring raw material prices and rising labor costs associated with a severe labor shortage.

In this business environment, our Group promoted the expansion of our business portfolio and upfront investment for future growth in parallel based on the 3 Growth pillars set out in the Medium-Term Management Plan (disclosed on April 14 2025): “Evolution of intrinsic value,” “Synergistic M&A” and “Expansion of overseas businesses.” During the fiscal year under review, the Group mainly implemented the following initiatives.

● Evolution of intrinsic value and expansion of growth areas

Aiming to increase customer traffic at existing stores, we aggressively implemented “value improvement measures” and “store renovations” centered on our core brands. In response to the polarization of consumer spending, the Group promoted the revival of Kinozen, a high-value-added brand, the development of highly specialized new business formats (bagel, malatang, beef cutlet, and etc.), and the flexible change of business formats in response to “everyday” and “standard” needs. In the highly investment-efficiency contract business (entrusted operations), we began contracting 23 stores in the cumulative period under review in collaboration with JA ZEN-NOH, and focused on expanding our stable earnings base.

● Promoting synergistic M&A and reorganizing the group

In order to strengthen the “daily” and “standard” business formats, we welcomed “Noroshi” and “Tecona Bagel” to the Group. In addition, we decided to acquire all of the shares of RON Corporation with the purpose of strengthening our dominant position in the Kansai area. In addition, the 3 companies in the ramen business were merged to form Create Noodles Inc. The aim of this merger is to enhance knowledge sharing and operational efficiency by deepening Group Federal Management.

● Expansion of overseas business

In addition to promoting PMI in Wildflower in North America, in the Asian region we have entered into a basic agreement for franchising in Indonesia. In this way, we are laying the groundwork for a region with high growth potential. In the North American “Il Fornaio” business, which is continuing to struggle, we undertook a fundamental restructuring of our business, including the renovation of our management structure.

● Infrastructure development for growth

The Group worked to control costs by integrating distribution centers and establishing a store design/construction management subsidiary. It also worked to improve store productivity by actively utilizing DX and AI. In addition, we strengthened our human capital management by investing in human resources, which is the source of our sustained growth. For the second consecutive year, we implemented an employee salary increase fund (up 5%).

As a result of the above, revenue exceeded that of the previous fiscal year and reached a new record high. This was due to the generally strong performance of existing stores (101.8% compared to the same -store sales year on year) and the development of new formats and the contribution of newly consolidated brands. Regarding operating profit, although CR and Specialty Brand category performed well, SFP category saw a significant decrease in earnings due to a decline compared to the same-store customer numbers year on year and a rise in the cost of sales ratio associated with rising raw material prices, resulting in overall consolidated results falling below the previous fiscal year.

Consequently, the consolidated results of operations for the current fiscal year were as follows: Revenue 165,449 million yen (up 5.8% year on year), Operating profit 7,944 million yen (down 6.6%), Profit before taxes 7,861 million yen (up 2.6%), Profit attributable to owners of parent 4,677 million yen (down 16.3%), Adjusted EBITDA 26,271 million yen, and Adjusted EBITDA margins 15.9%.

(Million yen)

	Previous fiscal year	Current fiscal year	Change	Percentage change (%)
Revenue	156,354	165,449	9,095	5.8
Operating profit	8,504	7,944	-559	-6.6
Profit before taxes	7,659	7,861	201	2.6
Profit for the year	6,228	5,218	-1,010	-16.2
Profit attributable to owners of parent	5,590	4,677	-913	-16.3
Adjusted EBITDA	26,124	26,271	146	0.6
Adjusted EBITDA margins (%)	16.7	15.9	-0.8	—
Adjusted ratio of equity attributable to owners of parent (Adjusted equity ratio) (%)	42.9	46.2	3.3	—

(Note)	We use Adjusted EBITDA, Adjusted EBITDA margins and adjusted ratio of equity attributable to owners of parent (Adjusted equity ratio) as useful measures of our group’s performance.

Adjusted EBITDA, Adjusted EBITDA margins and Adjusted ratio of equity attributable to owners of parent (Adjusted equity ratio) are calculated as follows:

● Adjusted EBITDA =	Adjusted EBITDA = operating profit + other operating expenses - other operating revenues (excluding sponsorship income) + depreciation and amortization + non-recurring expense items (advisory expenses, etc. related to share acquisitions)

● Adjusted EBITDA margin = Adjusted EBITDA/Revenue × 100

● Adjusted ratio of equity attributable to owners of parent (Adjusted equity ratio): Ratio of equity attributable to owners of the parent (equity ratio) excluding the impact of IFRS No. 16

The content of business results by segment has been omitted because the business of our group is a single segment of the restaurant business, the status of major categories, the number of stores opened and closed, the total number of stores, and the operating company for the fiscal year under review are as follows.

(Million yen/Stores)

CR category						SFP category
Revenue	Store openings	Store closures	M&A	Change in store format	Total number of stores	Revenue	Store openings	Store closures	M&A	Change in store format	Total number of stores
58,466	33	28	0	16	523	31,119	12	5	0	1	210
It consists of stores operated by create restaurants inc. and Create Dining inc. It operates restaurants and food courts under a diverse range of brands, mainly retail facilities throughout Japan. It also operates restaurants on a contracted basis in golf courses.						It consists of stores operated by SFP Holdings Co., Ltd., SFP Dining Co., Ltd., Joh Smile Corporation, and CLOOC DINING Co., Ltd. The Companies operate Izakaya mainly in downtown areas.
Specialty Brand category						Overseas category
Revenue	Store openings	Store closures	M&A	Change in store format	Total number of stores	Revenue	Store openings	Store closures	M&A	Change in store format	Total number of stores
50,214	10	7	7	2	335	26,039	1	14	0	0	57
It consists of stores operated by Gourmet Brands Company inc., KR FOOD SERVICE CORPORATION, YUZURU Inc., Icchou Inc., SAINT-GERMAIN CO., LTD., L’air bon inc., Create Noodles inc. and Tecona Bagel inc.						It consists of stores operated in foreign countries. It is mainly comprised of stores operated by create restaurants asia Pte.Ltd. in Singapore, stores operated by create restaurants hong kong Ltd., in Hong Kong, and stores operated by Il Fornaio (America) LLC and Create Restaurants DE LLC (Wildflower) in the United States.

(Note)	“M&A” in the above table indicates the number of stores that increased due to M&A.

(2) Summary of financial condition for the current fiscal year

Total assets at the end of the fiscal year under review increased 1.8% from the previous fiscal year to 139,669 million yen. This was mainly due to a decrease of 3,976 million yen in cash and cash equivalents, while there were increases of 4,239 million yen in property, plant and equipment and 842 million yen in trade and other receivables.

Liabilities at the end of the fiscal year under review were 91,781 million yen (down 1.5% year on year). This was mainly due to an increase in lease liabilities by 2,509 million yen while there was a decrease in bonds and borrowings by 5,171 million yen.

Total equity at the end of the fiscal year under review increased 8.9% from the previous fiscal year to 47,888 million yen.

(3) Summary of cash flow in the current fiscal year

Cash and cash equivalents (hereinafter referred to as “Net cash”) at the end of the fiscal year under review resulted in an increase in net cash provided by operating activities of 23,002 million yen (down 11.5% year on year), a decrease in net cash used in investing activities of 5,822 million yen (down 36.7%), and a decrease in net cash used in financing activities of 21,340 million yen (up 28.1%). After taking into account translation differences, the balance of cash and cash equivalents at the end of the fiscal year under review was 17,497 million yen (down 18.5%).

The status of each cash flow for the current consolidated fiscal year and its factors are as follows.

(Cash flows from operating activities)

Net cash provided by operating activities for the current fiscal year was 23,002 million yen. This was mainly due to the recording of depreciation and amortization of 16,434 million yen and profit before tax of 7,861 million yen.

(Cash flows from investing activities)

Net cash used in investing activities during the fiscal year was 5,822 million yen. This was mainly due to the recording of 4,690 million yen in payments for purchases of property, plant and equipment, as well as a reactionary decline in 2 M&A expenditures in the previous year.

(Cash flows from financing activities)

Net cash used in financing activities for the fiscal year was 21,340 million yen. This was mainly due to the recording of 13,889 million yen in repayments of lease liabilities and 7,502 million yen in repayments of long-term loans payable, as well as a reactionary decline in borrowings to match the 2 M&A investments in the previous year.

(Reference) Trends in cash flow indicators

Fiscal year ending Feb. 2026
Ratio of equity attributable to owners of parent (%)	31.3
Ratio of equity attributable to owners of parent based on market value (%)	222.1
Interest-bearing debt to cash flow ratio (years)	0.9
Interest coverage ratio (time)	86.7

(Note)	1. All figures are calculated on a consolidated basis.
2. The formula for above indicators is as follows:

Ratio of equity attributable to owners of parent: Equity attributable to owners of the parent/Total assets

Ratio of equity attributable to owners of parent based on market value: Market capitalization (excluding treasury stock)/Total assets

Interest-bearing debt to cash flow ratio: Interest-bearing debt/Operating cash flow

Interest coverage ratio = operating cash flow/interest expenses

3. Cash flows from operating activities are based on the cash flows from operating activities in the consolidated statements of cash flows. Interest-bearing debt covers all liabilities reported in the consolidated statement of financial position for which interest is paid (excluding lease liabilities) . Interest payments are equal to interest payments as stated in the Consolidated statements of cash flows.

(4) Future outlook

As for the future environment surrounding Japan’s economy and the restaurant industry, while inbound demand is expected to continue to expand, the situation is expected to remain unpredictable due to structural changes in the cost environment caused by the establishment of inflation, as well as the impact of developments in real wages resulting from rising prices on consumer sentiment. In particular, as the recovery in demand has come to a halt, we recognize that in the future we will shift to an era of shakeout in which the ability to provide a “high-value-added food experience” and become a truly chosen brand is tested.

Under these circumstances, we will position the fiscal year ending Feb. 2027 as the phase of returning to the growth path of our medium-term management plan. We will further deepen our Group Federal Management and shift to a new management system to achieve sustainable improvement in corporate value. Specifically, in addition to changes in the supervision of executives, we will improve management speed and rejuvenate the organizational structure by appointing CxO executives, including CDO (Chief Digital Officer), who will drive the acceleration of digital marketing and AI and DX utilization, and by replacing the heads of the operating companies.

Under this new structure, we will place top priority on “ increasing customer traffic at existing stores, “ and we will focus on acquiring repeat customers and minimizing opportunity losses by actively renovating stores, particularly core brands, strengthening CRM (customer relations management) through brands’ official apps, and refining digital marketing using data science. As part of our growth strategy, we will bolster our strengths in commercial areas such as street-level stores and regional cities, develop highly specialized new business formats, conduct flexible M&A both domestically and overseas, and vigorously promote franchising in Asia and expansion into the European market.

In strengthening our management foundation, we will work to improve productivity by implementing ordering automation based on demand forecasts using AI and promoting a fundamental review of business processes by making companywide use of generated AI. In addition, based on the policy that “human resources are our greatest asset,” we will continue to invest in “human resources,” the source of our store management capabilities, and build a solid organizational foundation through the implementation of a 5 percent salary increase fund, the third consecutive year, and the promotion of active participation by diverse human resources. Furthermore, we will accelerate sustainability management and achieve a sustainable growth model by improving efficiency and reducing environmental impact through the reorganization of our logistics network.

Based on the above, we forecast consolidated earnings for the fiscal year ending Feb. 2027 to generate revenue of 171,000 million yen, operating profit of 9,000 million yen, profit before income taxes of 8,000 million yen, profit for the year of 6,000 million yen, and profit attributable to owners of parent of 5,700 million yen. We also expect adjusted EBITDA of 27,100 million yen and adjusted EBITDA margins of 16.1%.

(Note)	The above forecasts are based on information available as of the date of this report. Actual results may differ from the forecasts due to various factors.

2. Basic policies regarding the selection of accounting standards

We have been disclosing consolidated financial statements based on International financial reporting standards (IFRS) since the end of the fiscal year ending Feb. 2019, with the aim of building foundations for domestic and international M&A, enhancing international comparability in capital markets, and optimizing management through the unification of accounting standards within the group.

3. Consolidated financial statements and major notes

(1) Consolidated statements of financial position

(Million yen)
	Previous Fiscal Year (February 28, 2025)	Fiscal year under review (February 28, 2026)
Assets
Current assets
Cash and cash equivalents	21,474	17,497
Trade and other receivables	5,903	6,745
Other financial assets	559	142
Inventories	1,221	1,384
Corporate income taxes receivable	0	50
Other current assets	1,466	1,520
Total current assets	30,625	27,340
Non-current assets
Property, plant and equipment	59,199	63,438
Goodwill	26,544	25,755
Intangible assets	7,752	9,111
Investment property	-	511
Other financial assets	8,765	9,900
Deferred tax assets	3,695	3,490
Other non-current assets	584	120
Total non-current assets	106,543	112,329
Total assets	137,168	139,669

(Million yen)
	Previous Fiscal Year (February 28, 2025)	Fiscal year under review (February 28, 2026)
Liabilities and equity
Liabilities
Current liabilities
Trade and other payables	5,194	4,949
Bonds and borrowings	13,432	5,837
Lease liabilities	11,533	11,319
Corporate income taxes payable	1,378	1,204
Provisions	2,332	1,255
Other current liabilities	10,921	11,564
Total current liabilities	44,793	36,131
Non-current liabilities
Borrowings	12,784	15,208
Lease liabilities	29,949	32,673
Obligations for retirement pay	1,007	959
Provisions	2,825	4,597
Deferred tax liabilities	1,407	1,743
Other non-current liabilities	411	468
Total non-current liabilities	48,386	55,650
Total liabilities	93,179	91,781

Equity
Capital stock	50	50
Capital surplus	24,893	25,005
Retained earnings	14,229	17,129
Treasury stock	-1,122	-1,071
Other components of equity	2,117	2,655
Total equity attributable to owners of parent	40,167	43,769
Non-controlling equity	3,821	4,118
Equity	43,989	47,888
Total liabilities and equity	137,168	139,669

(2) Consolidated statement of income and consolidated statement of comprehensive income

Consolidated statement of income

(Million yen)
	Previous Fiscal Year (March 1, 2024 – February 28, 2025)	Fiscal year under review (March 1, 2025 – February 28, 2026)
Revenue	156,354	165,449
Cost of sales	-45,002	-48,689
Gross profit	111,352	116,760
Selling, general and administrative expenses	-101,126	-107,255
Other operating revenue	901	1,010
Other operating expenses	-2,623	-2,570
Operating profit	8,504	7,944
Financial income	53	741
Financing cost	-897	-825
Profit before taxes	7,659	7,861
Corporate income tax expense	-1,431	-2,643
Profit for the period	6,228	5,218

Profit attributable to
Owners of parent	5,590	4,677
Non-controlling interests	637	540
Profit for the period	6,228	5,218

Profit per share attributable to owners of the parent (yen)
Basic profit per share	13.29	11.11
Diluted earnings per share	13.29	11.11

Consolidated statements of comprehensive income

(Million yen)
	Previous Fiscal Year (March 1, 2024 – February 28, 2025)	Fiscal year under review (March 1, 2025 – February 28, 2026)
Profit for the period	6,228	5,218

Other comprehensive profit
Items that will not be reclassified subsequently to profit or loss
Remeasurement of defined benefit plans	34	15
Total	34	15

Items that may be reclassified subsequently to profit or loss
Foreign currency translation adjustments	-97	537
Total	-97	537
Total other comprehensive profit	-63	552
Total comprehensive profit for the period	6,164	5,770

Comprehensive profit attributable to
Owners of parent	5,515	5,226
Non-controlling equity	649	544
Comprehensive profit for the period	6,164	5,770

(3) Consolidated statements of changes in equity Previous fiscal year (March 1, 2024 – February 28, 2025)

(Million yen)
	Total equity attributable to owners of parent
					Other components of equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Foreign currency translation adjustments	Remeasurement of defined benefit plans	Total	Total	Non-controlling equity	Total equity
Balance at March 1, 2024	50	24,688	10,193	-1,178	2,215	-	2,215	35,969	3,401	39,371
Profit for the year	-	-	5,590	-	-	-	-	5,590	637	6,228
Other comprehensive profit	-	-	-	-	-97	22	-75	-75	12	-63
Comprehensive profit for the year	-	-	5,590	-	-97	22	-75	5,515	649	6,164
Dividends	-	-	-1,577	-	-	-	-	-1,577	-233	-1,811
Purchase of treasury shares	-	-	-	-0	-	-	-	-0	-	-0
Change in equity of parent related to transactions with non-controlling shareholders	-	-0	-	-	-	-	-	-0	-0	-1
Changes in ownership interests in consolidated subsidiaries without a loss of control	-	12	-	-	-	-	-	12	12	24
Share-based payment transactions	-	185	-	0	-	-	-	186	-	186
Transfer from other components of equity to retained earnings	-	-	22	-	-	-22	-22	-	-	-
Other	-	6	-	55	-	-	-	62	-7	54
Total transactions with owners	-	204	-1,555	55	-	-22	-22	-1,317	-229	-1,546
Balance at February 28, 2025	50	24,893	14,229	-1,122	2,117	-	2,117	40,617	3,821	43,989

Fiscal year under review (March 1, 2025 – February 28, 2026)

(Million yen)
	Total equity attributable to owners of parent
					Other components of equity
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Foreign currency translation adjustments	Remeasurement of defined benefit plans	Total	Total	Non-controlling equity	Total equity
Balance at March 1, 2025	50	24,893	14,229	-1,122	2,117	-	2,117	40,167	3,821	43,989
Profit for the year	-	-	4,677	-	-	-	-	4,677	540	5,218
Other comprehensive profit	-	-	-	-	537	11	549	549	3	552
Total comprehensive profit for the year	-	-	4,677	-	537	11	549	5,226	544	5,770
Dividends	-	-	-1,788	-	-	-	-	-1,788	-252	-2,041
Changes in ownership interest in subsidiaries without loss of control	-	3	-	-	-	-	-	3	3	6
Share-based payment transactions	-	111	-	0	-	-	-	111	-	111
Transfer from other components of equity to retained earnings	-	-	11	-	-	-11	-11	-	-	-
Other	-	-1	-	51	-	-	-	50	1	51
Total transactions with owners	-	112	-1,777	51	-	-11	-11	-1,624	-247	-1,872
Balance at February 28, 2026	50	25,005	17,129	-1,071	2,655	-	2,655	43,769	4,118	47,888

(4) Consolidated statement of cash flows

(Million yen)
	Previous fiscal year (March 1, 2024 – February 28, 2025)	Fiscal year under review (March 1, 2025 – February 28, 2026)
Cash flows from operating activities
Profit before tax	7,659	7,861
Depreciation and amortization	15,487	16,434
Impairment loss and reversal of impairment loss	1,763	1,342
Interest income	-53	-188
Interest expense	703	825
Loss (gain) on sale of non-current assets	-8	-8
Loss on disposal of fixed assets	28	30
Decrease (increase) in inventories	-121	-149
Decrease (increase) in trade and other receivables	-341	-1,017
Increase (decrease) in trade and other payables	320	46
Increase (decrease) in net retirement benefit liability	-29	-24
Increase (decrease) in provisions	102	214
Other changes	784	139
Sub-total	26,296	25,506
Interest and dividend received	54	113
Interest expenses paid	-245	-265
Corporate income taxes paid	-1,453	-2,352
Corporate income taxes refunded	1,339	0
Cash flows from operating activities	25,991	23,002

Cash flow from investing activities
Payments into time deposits	-31	-31
Purchase of property, plant and equipment	-3,410	-4,690
Proceeds from sales of property, plant and equipment	12	33
Payments for asset retirement obligations	-260	-258
Purchase of intangible assets	-59	-93
Payment for guaranty deposits	-409	-379
Proceeds from collection of guaranty deposits	321	278
Payments for acquisition of businesses	-4,231	-
Purchase of subsidiaries, net of cash acquired	-1,003	-508
Other	-127	-171
Cash flow from investing activities	-9,199	-5,822

(Million yen)
	Fiscal year under review (March 1, 2024 – February 28, 2025)	Fiscal year under review (March 1, 2025 – February 28, 2026)
Cash flow from financing activities
Proceeds from short-term debt	405	-
Repayment of short-term debt	-610	-708
Proceeds from long-term debt	6,650	3,200
Repayment of long-term loans payable	-7,614	-7,502
Redemption of bonds	-200	-200
Repayments of lease liabilities	-13,478	-13,889
Purchase of treasury shares	-0	-
Cash dividends paid	-1,576	-1,788
Dividends paid to non-controlling interests	-231	-251
Payment for acquisition of subsidiaries’ equity from non-controlling interests	-1	-
Payments for acquisition of additional interests in subsidiaries	-	-200
Cash flow from financing activities	-16,657	-21,340
Effect of exchange rate change on cash and cash equivalents	34	182
Net increase (decrease) in cash and cash equivalents	168	-3,976
Balance of cash and cash equivalents at beginning of period	21,305	21,474
Balance of cash and cash equivalents at year-end	21,474	17,497

(5) Notes on the consolidated financial statements

(Notes on the going concern assumptions)

None

(Changes in accounting policies)

The important accounting policies applied in our consolidated financial statements for the fiscal year under review are the same as the accounting policies applied in the consolidated financial statements for the previous fiscal year, except for the newly adopted standards described below.

The Group has adopted the following standards from the Q1 of the fiscal year under review.

Statement of standards	Standard name	Outline of new establishment and revision
IAS No. 21	Effects of changes in foreign exchange rates	Clarifying a consistent approach in assessing whether a currency can be exchanged for another currency and in determining the exchange rate to be used and disclosures to be provided when the currency cannot be exchanged

The adoption of the aforementioned pronouncements did not have a material impact on the consolidated financial statements.

(Segment information)

The description is omitted because the Group’s business is categorized as restaurant business and there are no segments to be classified.

(Per share information)

	Previous fiscal year (March 1, 2024 - February 28, 2025)	Fiscal year under review (March 1, 2025 – February 28, 2026)
Profit attributable to owners of parent	5,590	4,677
Income adjustment amount	－	－
Profit used to calculate diluted earnings per share	5,590	4,677
Basic average number of common shares during the period (shares)	420,760,238	420,802,386
Average number of common shares used in the computation of diluted earnings per share (shares)	420,760,238	420,965,986
Basic earnings per share (yen)	13.29	11.11
Diluted earnings per share (yen)	13.29	11.11

(Note )	1.	For the purpose of calculating “Basic earnings per share,” our shares held by the “trust-type ESOP for granting shares to employees,” which are recorded as treasury shares, are included in treasury shares, which are deducted from the calculation of the weighted-average number of shares during the period (3,674,426 shares in the previous fiscal year and 3,474,552 shares in the fiscal year under review).

	2.	On September 1, 2025, the Company conducted a 2-for-1 stock split of its common stock. Basic earnings per share and diluted earnings per share are calculated based on the assumption that the stock split was conducted at the beginning of the previous fiscal year.

(Significant subsequent events)

(Business combination through acquisition)

At a meeting of the Board of Directors held on January 14, 2026, we resolved to acquire all shares of Ron Co., Ltd., which operates Western restaurants and Tonteki restaurants, including “Grill RON” in Osaka, and make it a consolidated subsidiary. In addition, on January 14, 2026, the Company entered into a share transfer agreement and completed the acquisition of shares on March 1, 2026 under this agreement.

1. The outline of the business combination

(1) Name and business of the acquired company

Name	RON Corporation
Contents of business	Restaurant management (operation of Grill RON, Osaka Tonteki, and etc.)

(2) Main reasons for the business combination

Focusing on the Osaka and Umeda areas, RON Corporation. operates 10 restaurants, including “Grill RON”, a western restaurant that has been popular with customers for 42 years, and “Osaka Tonteki”, where thick pork is grilled with specialty sauces made with garlic.

Under the management policy of “inspiring and satisfying customers,” the Company provides a menu and highly efficient operations that combine the taste, volume, and speed of operations to meet the diverse needs of business people, shopping customers, and neighboring residents at major commercial facilities in Umeda, which are highly convenient (Hankyu Sanbangai, Hanshin Umeda Main Store, Osaka Ekimae Building, Whity Umeda, and etc.), and has established a solid brand recognition and customer base in this area. We expect to further improve the brand value built by RON by utilizing the property development information and operation and management methods of our group.

In addition, through this initiative, we decided to acquire the shares of the Company, judging that it will lead to the enhancement of the corporate value of the Group by creating synergies such as further deepening of the western food category business as a daily dish, strengthening the brand portfolio by nurturing the next core brand, and development franchises within the Group.

(3) Date of business combination

March 1, 2026

(4) Legal form of business combination

Acquisition of shares for cash consideration

(5) Ratio of voting rights to be acquired

100.0%

2. Acquisition cost of the acquired company and breakdown by type of consideration

Consideration for acquisition (cash)	887 million yen
Acquisition cost	887 million yen

3. Details and amount of major acquisition-related expenses

Advisory expenses, etc. (approximate amount)	77 million yen

4. Amount and source of goodwill arising from the acquisition and the fair value of assets acquired and liabilities assumed as of the acquisition date

The fair values of the assets acquired and liabilities assumed at the acquisition date are still being determined and have not been finalized at this time.

(Conclusion of Merger Agreement between the Company and SFP Holdings Co., Ltd.)

The Company (“CRH”) and SFP Holdings Co., Ltd. (“SFPHD,” and together with CRH, the “Companies”) hereby announce that the Companies have resolved, at their respective meetings of the Board of Directors held today, to implement an absorption-type merger (the “Merger”), with CRH as the surviving company and SFPHD as the disappearing company, and have entered into a merger agreement (the “Merger Agreement”).

The Merger is scheduled to take effect on July 1, 2026, subject to approval of the Merger Agreement at the Annual General Meeting of Shareholders of SFPHD to be held on May 21, 2026.

1. Purpose of the Merger

CRH was founded in May 1999, and under the group mission of “Unlimited Excitement! Welcome diversity, Collaborate to Create, Surprise the world,” it operates a restaurant business both in Japan and overseas as a corporate group that grows sustainably together with its 26 consolidated subsidiaries (the “Create Restaurants Group”), aiming to contribute to enriching dietary lifestyles. In April 2025, CRH formulated the “Medium-Term Management Plan - Group Federal Management 2.0 – “, covering the five-year period through the fiscal year ending February 2030, positioning this period as “five years for solving essential issues.” Under this plan, CRH is pursuing growth strategies such as the evolution of essential values by refining cuisine, service, and locations, synergetic M&As, and the expansion of overseas operations, further evolving its “Multi-brand / Multi-location Strategy” and “Group Federal Management,” which are the core of the group strategy.

SFPHD was founded in April 1984, and with the management philosophy of “endless pursuit of ‘specialization’ in the upcoming trends,” it creates and develops brands such as “Isomaru Suisan,” “Toriyoshi Shoten,” and “Gonogo” through its subsidiaries SFP Dining Co., Ltd., Joh Smile Corporation, and CLOOC DINING CO., LTD., in order to provide customers with relaxing dining spaces created by a commitment to taste without being swayed by trends. SFPHD was listed on the Second Section of the Tokyo Stock Exchange in 2014, assigned to the First Section in 2019, and then moved from the First Section to the Prime Market in 2022 following the revision of the market segments of the Tokyo Stock Exchange.

Since CRH acquired shares of SFPHD (formerly SFP Dining Co., Ltd.) and made it a consolidated subsidiary in April 2013, the Companies have jointly implemented various initiatives to improve corporate value by utilizing the experience and expertise cultivated by both parties. In particular, since 2020, the Companies have sequentially established three joint ventures responsible for shared service functions for corporate operations such as accounting and human resources, purchasing planning functions, and store design and construction planning functions, respectively, in an effort to improve management efficiency.

Currently, the restaurant industry, after a period of recovery from the COVID-19 pandemic, is facing structural challenges such as labor shortages, soaring raw material and energy prices, rising construction costs, and the selection of restaurants by consumers due to diversifying preferences. In the izakaya (Japanese-style pub) industry in particular, it is an urgent task to respond to environmental changes such as the shift away from alcohol among young people, the slow recovery of demand in the late-night hours, and the selection of brands. Furthermore, regarding the governance of listed subsidiaries, there is a growing movement demanding the strengthening of response measures for the risk of structural conflicts of interest. With the publication of the “Practical Guidelines for Group Governance Systems” by the Ministry of Economy, Trade and Industry in June 2019 and the re-revision of the Corporate Governance Code in June 2021, various responses are required regarding the fairness and transparency of the governance of listed subsidiaries, which has also increased economic and administrative burdens.

Under these circumstances, while the Companies are operating as independent listed companies, CRH faces difficulties in making optimal and prompt decisions regarding the allocation of management resources, as it requires careful consideration of the interests of SFPHD’s minority shareholders. To consolidate management resources such as human resources, information, know-how, and funds possessed by the Companies more than ever before, and to respond flexibly to the rapidly changing market environment and realize further growth as a unified Create Restaurants Group, the Companies have come to the conclusion that the best approach is to merge CRH and SFPHD, integrate their holding company functions, and establish a flexible and prompt decision-making system. Accordingly, on December 9, 2025, CRH made a proposal for the Merger to SFPHD (the “Proposal”).

In response, SFPHD commenced specific considerations regarding the Merger upon receipt of the Proposal. In considering the Merger and conducting discussions and negotiations with CRH, SFPHD took into account that CRH is the parent company of SFPHD, holding 58.92% of SFPHD’s shares, and that the Merger constitutes a transaction in which structural conflicts of interest and information asymmetry issues exist. To ensure prudence in SFPHD’s decision-making regarding the Merger, eliminate the risk of arbitrariness and conflicts of interest in the decision-making process of SFPHD’s Board of Directors, and ensure its fairness, SFPHD established a special committee (the “Special Committee”) as an advisory body for the Merger, consisting of members independent of CRH, SFPHD, and the Merger, and established a framework for considering the Merger, including the appointment of external experts, as described in “3. Basis, etc. of details of allotment related to the Merger,” “(4) Measures to secure fairness (including measures to avoid conflicts of interest)” below.

Subsequently, CRH and SFPHD continued to consider the Merger and held repeated discussions and negotiations. As a result, the Companies have determined that the Merger is expected to enable the implementation of the following measures and the realization of synergies that could not be sufficiently achieved under the current capital relationship.

(1) Efficiency of management resources through the integration of holding company functions

By integrating the holding company functions of CRH and SFPHD, which had been difficult to promote from the perspective of maintaining SFPHD’s independence, the Companies believe it will be possible to improve the efficiency of management resources. This includes aggregating overlapping headquarters functions, reducing listing maintenance costs, and enabling the agile management of funds within the group. Furthermore, through the optimal allocation of human resources and funds created by these measures, the Companies believe they will be able to more promptly and proactively execute growth strategies, such as enhancing the value of existing brands and pursuing new M&A opportunities.

(2) Activation of human capital

For the human resources responsible for SFPHD’s headquarters functions, it will be possible to establish an environment where they can engage in broader and more diversified practical operations. These include tasks that were limited under the previous management structure, such as the overall management of domestic and overseas subsidiaries, overseas business operations, International Financial Reporting Standards (IFRS) operations, and the execution of domestic and overseas M&A and PMI (Post-Merger Integration) operations. Through these measures, the Companies intend to support the enhancement of employee expertise and diversified career paths while simultaneously strengthening the management foundation of the Create Restaurants Group.

(3) Further deepening of “Group Federal Management” through the concentration of management resources

By concentrating information, human resources, and know-how possessed not only by CRH and SFPHD but also by the subsidiaries of both companies, the Companies believe it will be possible to implement various initiatives. These include further promoting new store openings through the centralization of property information, facilitating the acquisition of corporate and group customers including inbound tourists, sharing digital marketing know-how such as official apps, further promoting the commonization of purchasing, and strengthening support systems for the recruitment and management of human resources, including foreign national employees. Furthermore, by utilizing the track record and know-how of store openings in commercial facilities such as food courts, expansion capabilities in regional cities and overseas, business format development capabilities, and store operation know-how possessed by CRH and its subsidiaries, the Companies will promote the expansion of new store openings for highly unique brands such as “Isomaru Suisan” operated by SFPHD’s subsidiaries, as well as improve the profitability of existing stores. The Companies believe these measures will not only contribute to the improvement of CRH’s consolidated earnings but also to the sustainable growth of the entire Create Restaurants Group, the maximization of group synergies, and the deepening of “Group Federal Management”.

2. Summary of the Merger

(1) Time table for the Merger

Record date for the Annual General Meeting of Shareholders (SFPHD)	February 28, 2026
Date of resolution at the meeting of the Board of Directors (Both Companies)	April 14, 2026
Date of conclusion of the Merger Agreement (Both Companies)	April 14, 2026
Date of resolution at the Annual General Meeting of Shareholders (SFPHD)	May 21, 2026 (scheduled)
Last trading day (SFPHD)	June 26, 2026 (scheduled)
Delisting date (SFPHD)	June 29, 2026 (scheduled)
Effective date of the Merger	July 1, 2026 (scheduled)

(Note 1)	CRH plans to implement the Merger without obtaining approval of the Merger Agreement by a resolution of its General Meeting of Shareholders, pursuant to the simplified merger procedures set forth in Article 796, Paragraph 2 of the Companies Act.
(Note 2)	The schedule for the Merger may be changed by mutual agreement between the Companies if necessary due to the progress of the merger procedures or other reasons. In the event of any change to the above schedule, such change will be promptly announced.

(2) Form of the Merger

The Merger will be conducted as an absorption-type merger, with CRH as the surviving company and SFPHD as the disappearing company. The Merger is scheduled to take effect on July 1, 2026, subject to approval of the Merger Agreement at the Annual General Meeting of Shareholders of SFPHD to be held on May 21, 2026. CRH will proceed with the Merger without obtaining approval of the Merger Agreement at its General Meeting of Shareholders, pursuant to the simplified merger procedures set forth in Article 796, Paragraph 2 of the Companies Act.

(3) Details of allotment related to the Merger

	CRH (Company surviving the absorption-type merger)	SFPHD (Company disappearing in the absorption-type merger)
Allotment ratio related to the Merger	1	3.2
Number of shares to be issued resulting from the Merger	Common shares of CRH: 29,976,438 shares (planned)

(Note 1)	Allotment ratio related to the Merger (the “Merger Ratio”):
CRH will allot and deliver 3.2shares of CRH for each share of SFPHD. Note, however, that no allocation of shares through the Merger will be performed for SFPHD Stock held by CRH and the treasury shares held by SFPHD as of the Reference Time (as defined below). Furthermore, the Merger Ratio described in the table above may be changed upon agreement through consultation between the Companies in the event of any material change to the various conditions upon which the calculation is based.

(Note 2)	Number of shares of CRH Stock to be delivered through the Merger: 29,976,438 common shares (planned)
In connection with the Merger, CRH expects to allot and deliver the number of shares of CRH Stock calculated based on the Merger Ratio to the shareholders of SFPHD (excluding CRH and SFPHD) at the time immediately preceding the effective date of the Merger (the “Reference Time”) in exchange for the shares of SFPHD Stock they hold. CRH expects to newly issue all shares to be delivered through the Merger. The number of shares to be delivered above may be revised if there is a change in the number of treasury shares held by SFPHD by the time immediately preceding the effective date of the Merger, such as due to the exercise of appraisal rights by SFPHD shareholders.

(Note 3)	Treatment of shares less than one unit:
Shareholders of SFPHD who will hold shares of CRH less than one unit (shares less than 100 shares) as a result of the Merger may utilize the following systems concerning the shares of CRH from the effective date of the Merger, pursuant to the provisions of the Articles of Incorporation and the Share Handling Regulations of CRH. In addition, such shares may be traded at certain securities companies that handle shares less than one unit. Note, however, that shares less than one unit cannot be sold on financial instruments exchange markets.

1) Further purchase system for shares less than one unit (purchase to increase holdings to one unit (100 shares)):

Pursuant to the provisions of Article 194, Paragraph 1 of the Companies Act and the provisions of the Articles of Incorporation of CRH, this system allows shareholders holding shares of CRH less than one unit to purchase from CRH the number of shares that, together with the number of shares less than one unit already held, will constitute one unit.

2) Purchase request system for shares less than one unit (sale of shares less than one unit (100 shares)): Pursuant to the provisions of Article 192, Paragraph 1 of the Companies Act, this system allows shareholders holding shares of CRH less than one unit to request that CRH purchase such shares.

(Note 4)	Treatment of fractions of less than one share:

For shareholders of SFPHD who will receive fractions of less than one share of CRH Stock as a result of the Merger, CRH will sell the number of shares of its stock equivalent to the sum total of such fractions (if the sum total includes a fraction of less than one share, such fraction shall be rounded down) and deliver the proceeds from such sale to the shareholders in proportion to their respective fractions, in accordance with the provisions of Article 234 of the Companies Act and other relevant laws and regulations.

(4) Treatment of stock acquisition rights and bonds with stock acquisition rights in connection with the Merger SFPHD has not issued any stock acquisition rights or bonds with stock acquisition rights.

(5) Treatment of dividends of retained earnings

The Companies have agreed that CRH may pay dividends of retained earnings of up to 2.25 yen per share of CRH Stock to shareholders or registered pledgees of shares entered or recorded in the final register of shareholders as of February 28, 2026, and that SFPHD may pay dividends of retained earnings of up to 14 yen per share of SFPHD Stock to shareholders or registered pledgees of shares entered or recorded in the final register of shareholders as of February 28, 2026. Other than the above, the Companies have agreed not to pay dividends of retained earnings during the period from today until the effective date of the Merger.

3. Overview of Companies Involved in the Merger (as of February 28, 2026)

		Surviving Company (Company surviving the absorption-type merger)	Disappearing Company (Company disappearing in the absorption-type merger)
(1)	Name	create restaurants holdings inc.	SFP Holdings Co., Ltd.
(2)	Location	5-10-18 Higashi-Gotanda, Shinagawa-ku, Tokyo	8F Hagiwara No. 2 Bldg., 2-24-7 Tamagawa, Setagaya-ku, Tokyo
(3)	Job title and name of representative	Jun Kawai, President	Makoto Sato, President
(4)	Description of business	Restaurant management	Restaurant management
(5)	Share capital	50 million yen	49 million yen

4. Overview of accounting treatments

As a result of the Merger, non-controlling interests recorded in the consolidated statement of financial position of CRH are expected to decrease, and the ratio of equity attributable to owners of parent is expected to increase. Additionally, while the attribution of profit to non-controlling interests in the consolidated statement of profit or loss is expected to be eliminated, the amount of the impact on the consolidated financial statements has not yet been determined at this time.

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